May 11, 2010

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Joseph McCann
Division of Corporation Finance

Re:	GigOptix, Inc. (the “Company”)
Registration Statement on Form S-1
Filed February 5, 2010
File No. 333-164739

Dear Mr. McCann:

We are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated March 4, 2010 with respect to the Company’s Registration Statement on Form S-1 (the “Form S-1”). The numbered paragraphs below correspond to the numbered comments in that letter; your comments are presented in bold italics.

Registration Fee Table

1.	We note your disclosure in footnote 1 on page 53 that 100,000 shares of the 171,429 shares to be offered by Agility Capital are not outstanding. Because these shares will only be issued in the event of a default under the terms of your credit agreement with Agility, which may never occur, it is inappropriate to register the resale of these shares at this time. Please remove these shares from the fee table and revise your disclosure accordingly.

Response: The Company’s net GAAP loss for the fourth quarter as reported in its Annual Report on Form 10-K filed with the Commission on March 31, 2010 was in excess of the covenant in its credit facility with Agility Capital, LLC not to have the net GAAP loss for such quarter exceed -$4.6 million. Agility Capital waived this default pursuant to the terms of the secured credit facility agreement and the warrant in exchange for payment of $5,000 and the issuance of 25,000 of the 100,000 shares, which the Company did, as further described in the Company’s Form 10-K/A filed with the Commission on April 30, 2010. As a result, the Company has included for registration the 96,429 shares (the initial 71,429 shares and these additional 25,000) subject to the default provision and retained the disclosures with regard to such shares in the fee table.

Where You Can Find More Information, page iii

2.	Please update your financial statements to comply with Rule 8-08 of Regulation S-X.

Response: The Company has updated the financial statements in the Form S-1 in accordance with Rule 8-08 of Regulation S-X.

3.	Please resolve any comments on the Form 8-K/A filed on January 21, 2010 issued in connection with your Form S-1 (333-164738) prior to requesting effectiveness.

Response: We acknowledge the Staff’s comment and intend to resolve any comments on the Form 8-K/A filed on January 21, 2010 prior to requesting effectiveness of the Form S-1.

Supplementary Executive Compensation Data, page 3

4.	We note the inclusion of certain information regarding the compensation earned by your named executive officers during 2009 and your disclosure that you may choose to award additional compensation based on evaluation of each executive’s performance during 2009. Please tell us why you have included this disclosure in your registration statement. To the extent that you are presenting material changes to your executive officers’ compensation in 2009 when compared with 2008, please advise us as to how you determined that the presentation in your registration statement is comparable with the 2008 information provided in your definitive proxy statement filed July 13, 2009, and that the presentation of any material change in a format other than that required by Item 402 of Regulation S-K is appropriate.

Response: The Company has revised its executive compensation disclosures for the fiscal year ended December 31, 2009. These disclosures were included in the Company’s Form 10-K/A filed with the Commission on April 30, 2010 and are incorporated by reference into the amendment to the Form S-1.

Exhibits

5.	Please file the securities purchase agreement and form of warrant to which the shares being offered for resale by purchasers in your December 28, 2009 private placement relate. Also file the January 29, 2010 secured credit facility agreement to which the shares being offered for resale by selling securityholder Agility Capital relate.

Response: The Company has filed the secured credit facility agreement with Agility Capital, LLC as an exhibit to the Company’s Form 10-K/A filed with the Commission on April 30, 2010. In addition, the Company has also filed the securities purchase agreement and form of warrant used in its December 29, 2009 private placement as an exhibit to the Company’s Form 10-K for the year ended December 31, 2009, and are incorporated by reference into the amendment to the Form S-1.

Exhibit 10.23

6.	An updated accountant’s consent should also be included with any amendment to the filing.

Response: As requested, the Company has provided an updated accountant’s consent with the amendment to the Form S-1.

In connection with the above responses to the Staff’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to contact our counsel, Jeffrey Selman, by telephone at (650)320-7722 or by fax at (866)438-3891 should you have any questions or comments.

Sincerely,

/s/ Ronald K. Shelton
Ronald K. Shelton
Chief Financial Officer and Senior Vice President

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